SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

                                               Commission File Number 0-22349

(Check One)
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [x] Form 10Q and Form 10-QSB [ ] Form N-SAR
For Period Ended: March 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KS
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________

                               PART I

                       REGISTRANT INFORMATION

Full name of registrant: IntelliReady, Inc.

Former name if applicable_____________________________________________________

Address of principal executive office (Street and number): 8400 East Prentice Ave., Suite 1500

City, State and Zip Code: Greenwood Village, CO 80011

                                PART II
                        RULES 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed.
(Check box if appropriate)
   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[x] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will e filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

                                PART III
                               NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company has not completed the financial procedures necessary to accurately report its 3Q 02 activity.
It will file within the 5 business days allotted.

                                PART IV
                            OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification
Thomas J. Wiens__________________________________720______________201-7234
    (Name)                                    (Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).
                                                                 [X ]Yes []No


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X]Yes []No

If so, attach an explanation of the anticipated change, both narratively and quantiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           INTELLIREADY, INC
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002  By /S/ THOMAS J. WIENS
                            Thomas J. Wiens    Chairman and Chief Financial
                                               Officer (Principal Financial
                                               Officer)/Director

EXHIBIT 1
Response to Part IV (3)

The Company had virtually no operations during the quarter ended September 30, 2002, as it is winding up its primary business of wiring and technology for entertainment, communications, and data networks to residential and commercial customers, which it exited in October 2001.



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